UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-36231

ENETI INC.

(Translation of registrant's name into English)

L’Exotique, 99 Boulevard du Jardin Exotique, Monaco 98000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Completion of the Merger

On December 29, 2023, Eneti Inc. (the “Company”) completed the merger contemplated by the previously announced Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 15, 2023, between the Company and Wind MI Limited (“Merger Sub”), a wholly owned subsidiary of Cadeler A/S (“Cadeler”). Pursuant to the Merger Agreement, the Company was merged with and into Merger Sub, with Merger Sub continuing as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Cadeler (the “Merger”).

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.01 per share, of the Company (the “Eneti Common Stock”) issued and outstanding as of immediately prior to the Effective Time (other than any share of Eneti Common Stock held by the Company as treasury stock or held directly or indirectly by Cadeler) was converted into the right to receive U.S. $11.36755 per share in cash, without interest and subject to any applicable withholding taxes.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which was filed as Exhibit 99.1 to the Company’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 15, 2023.

Resignation of Directors

In connection with the consummation of the Merger, and effective as of the Effective Time, Emanuele A. Lauro, Robert Bugbee, Roberto Giorgi, Christian M. Gut, Berit Ledel Henriksen, James B. Nish, Einar Michael Steimler and Aileen Tan resigned from the Company’s board of directors and each committee of the board of directors on which any of them had served, and Emanuele A. Lauro, Robert Bugbee, Cameron Mackey, Hugh Baker, Filippo Lauro and Auste Vizbaraite resigned from their senior management positions.

Delisting from the New York Stock Exchange

On December 28, 2023, the last trading day prior to the consummation of the Merger, the Company notified the New York Stock Exchange (the “NYSE”) of the expected completion of the Merger at 4:00 a.m., Eastern Time, on December 29, 2023 and requested that trading in the Eneti Common Stock on the NYSE be suspended prior to the opening of trading on December 29, 2023. The Company also requested that the NYSE file a Form 25 with the SEC notifying the SEC of the delisting of the Eneti Common Stock from the NYSE and the withdrawal of registration of the Eneti Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, shares of Eneti Common Stock will no longer be listed on the NYSE.

In addition, the Company intends to terminate the registration of the Eneti Common Stock under Section 12(g) of the Exchange Act by filing a Form 15F with the SEC approximately ten days after the filing by the NYSE of the Form 25.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 29, 2023	ENETI INC. (registrant)

	By:	/s/ Hugh Baker
Name: Hugh Baker Title: Chief Financial Officer